ASX/Media Release

Santos

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Kathryn Mitchell
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Andrew Seaton
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27 July 2006

Record first half for Santos

Santos today reported record sales revenue of $1.3 billion for the first half of 2006, an increase of 29% on the corresponding period for 2005.

First half production of 28.7 million barrels of oil equivalent (mmboe) was also a record for Santos and compared with 26.3 mmboe in the previous corresponding half-year.

The record first half reflects increased second quarter production, combined with continuing high prices received for all products.

Total production for the second quarter was 14.9 mmboe which represents an 9% increase on the corresponding quarter in 2005.

Second quarter sales revenue increased by 25% from $553.2 million in 2005 to $691.5 million in 2006.

"This is an excellent start to 2006 for Santos. The record first half output places the Company in a strong position to achieve its forecast annual production of between 60 and 61 mmboe for 2006, up from 56 mmboe in 2005," Santos' Managing Director, Mr John Ellice-Flint, said today.

"Significantly, the overall result reflects the growing diversity of Santos' operations which has enabled further production and revenue growth on the back of several new projects coming on line", he said.

Mr Ellice-Flint said the record first half follows the start-up of the Casino gas field offshore Victoria and the Bayu-Undan LNG project offshore northern Australia, together with increased production from the Fairview coal seam gas field in Queensland.

"Encouraging results were also recorded from the early phases of the Cooper Oil Project, with 25 out of 29 wells successfully encountering oil, and 13 wells brought into production during the first half. This oil exploitation initiative will continue to gain momentum through the second half with four rigs now operating across the Cooper Basin.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

"The drilling of a new development well at the Mutineer-Exeter oil field offshore Western Australia increased gross production rates from approximately 35,000 barrels per day to 55,000 barrels per day at the end of the quarter. A further two development wells are currently drilling on the Exeter field which are expected to have a positive impact in the second half," he said.

Other developments during and subsequent to the second quarter, which are described in more detail in the attached activities report, include:

- An oil discovery at the Dua-4X exploration well in Vietnam;
- Appraisal drilling at the Jeruk oil discovery in Indonesia which reduced the most likely contingent resource for Jeruk to less than the 170 mmbbls previously forecast;
- A well control incident at the onshore Banjar Panji-1 well, near Surabaya in Indonesia. Santos, with an 18% non-operated interest, continues to provide support to the Operator of the well to address the social and environmental consequences, and to stop the flow of mud;
- Agreement on the terms of a $474 million acquisition of Delhi Petroleum, which is expected to be completed in October 2006, subject to certain conditions including the approval of noteholders in the ASX-listed Floating Internet Energy LinkeD Securities (FIELDS);
- A gas discovery at the Evans Shoal South exploration well, offshore northern Australia;
- Further delays at the Oyong oil and gas development project offshore East Java, Indonesia, with first oil now anticipated in the second quarter of 2007 and first gas in the second half of 2008.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 30 JUNE 2006.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 30 June 2006 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q2 2006	Q2 2005	Q1 2006	2006	2005	2005
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	27.0	31.1	25.0	52.0	63.2	124.7
Surat/Bowen/Denison	7.1	5.1	6.9	14.0	9.4	22.9
Amadeus	2.7	3.0	3.2	5.9	6.2	12.7
Otway/Gippsland	7.6	4.0	4.4	12.0	7.4	14.1
Carnarvon	7.5	0.0	7.5	15.0	1.7	7.7
Bonaparte (LNG)	3.5	0.0	1.5	5.0	0.0	0.0
Indonesia	1.2	1.3	1.0	2.2	2.7	4.6
USA	1.7	3.0	1.8	3.5	6.5	10.6
Total Sales Gas, Ethane and LNG Production	58.2	47.5	51.4	109.6	97.1	197.3
Total Sales Volume	66.7	59.5	52.9	119.6	113.4	228.2
Gas Price (Avg A$/GJ)	3.78	3.61	3.67	3.73	3.53	3.62
Total Sales Revenue (A$m)	252.0	215.1	194.3	446.3	400.7	825.7
Condensate (000's bbls)						
Cooper Basin	418.1	495.5	349.2	767.3	984.3	1922.6
Surat/Denison	6.8	6.7	5.8	12.6	15.3	30.8
Amadeus	16.0	17.9	18.9	34.9	17.9	43.7
Otway	6.5	3.7	3.0	9.5	6.1	12.8
Carnarvon	78.0	0.0	105.7	183.7	67.3	101.5
Bonaparte	637.2	318.8	663.4	1300.6	904.4	2139.9
USA	33.1	61.7	40.4	73.5	144.6	236.1
Total Condensate Production	1195.7	904.3	1186.4	2382.1	2139.9	4487.4
Total Sales Volume	1045.8	1082.2	1365.8	2411.6	2353.1	4602.7
Condensate Price (Avg A$/bbl)	89.95	69.12	79.92	84.25	69.27	75.15
Condensate Price (Avg US$/bbl)	67.24	53.22	59.09	62.54	52.17	55.74
Total Sales Revenue (A$m)	94.1	74.8	109.1	203.2	163.0	345.9
LPG (000 t)						
Cooper Basin	48.2	55.0	46.9	95.1	109.8	213.6
Surat/Denison	0.0	0.0	0.0	0.0	0.0	0.0
Bonaparte	28.2	12.7	28.8	57.0	36.5	93.6
Total LPG Production	76.4	67.7	75.7	152.1	146.3	307.2
Total Sales Volume	77.4	41.3	77.8	155.2	139.9	302.2
LPG Price (Avg A$/t)	630.30	577.27	826.38	728.64	549.28	610.35
Total Sales Revenue (A$m)	48.8	23.8	64.3	113.1	76.8	184.4
Crude Oil (000's bbls)						
Cooper Basin	844.8	722.1	821.6	1666.4	1444.1	3205.9
Surat/Denison	14.8	19.1	15.9	30.7	37.1	74.5
Amadeus	32.2	41.8	28.1	60.3	108.3	196.4
Legendre	69.5	210.8	108.4	177.9	517.4	882.8
Thevenard	99.9	110.4	73.4	173.3	221.2	473.7
Barrow	163.9	186.3	158.9	322.8	382.1	760.1
Stag	743.0	556.2	688.6	1431.6	1068.5	2363.9
Mutineer Exeter	895.8	2187.6	1152.0	2047.8	2187.6	6492.0
Elang/Kakatua	50.7	65.6	16.7	67.4	123.0	184.1
Jabiru/Challis	44.2	50.1	44.2	88.4	89.3	164.4
Indonesia	28.4	22.9	34.2	62.6	61.1	138.3
SE Gobe	67.5	67.9	68.9	136.4	127.4	269.8
USA	9.2	14.4	8.4	17.6	31.3	58.0
Total Crude Oil Production	3063.9	4255.2	3219.3	6283.2	6398.4	15263.9
Total Sales Volume	3119.9	3411.4	2853.3	5973.2	5741.4	14990.2
Oil Price (Avg A$/bbl)	95.07	70.20	89.06	92.20	65.94	73.83
Oil Price (Avg US$/bbl)	71.08	54.06	65.85	68.44	49.67	54.76
Total Sales Revenue (A$m)	296.6	239.5	254.1	550.7	378.6	1106.8
TOTAL						
Production (mmboe)	14.9	13.7	13.8	28.7	26.3	56.0
Sales Volume (mmboe)	16.2	15.1	13.9	30.1	28.7	61.1
Sales Revenue (A$m)	691.5	553.2	621.8	1313.3	1019.1	2462.8

Sales and Production Summary

Total second quarter production was 14.9 million barrels of oil equivalent (mmboe), an increase of 9% above Q2 2005 and 8% above Q1 2006.

Total sales revenue for the second quarter was $691.5 million, an increase of 25% above Q2 2005 and 11% above Q1 2006.

Production by Product

Comparisons with prior periods for gas and associated condensate, LNG and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not subject to seasonal variations.

Sales Gas, Ethane and LNG

Sales gas, ethane and LNG production for Q2 2006 was 58.2 petajoules (PJ), an increase of 23% from Q2 2005.

This increase was the net result of the start-up of production at John Brookes (Q3 2005), Casino (Q1 2006) and Bayu-Undan LNG (Q1 2006) together with contribution from the Fairview field which was acquired during Q3 2005.

Quarterly sales gas, ethane and LNG sales volumes increased by 12% from Q2 2005 to 66.7 PJ. Sales revenue of $252 million increased by 17% reflecting the increased volumes, coupled with higher gas prices.

The average realised gas price increased by 5% to $3.78 per gigajoule (GJ) compared with $3.61 per GJ in Q2 2005.

Condensate

Condensate production of 1.2 million barrels (mmbbl) was 32% or 0.3 mmbbl higher than Q2 2005 due to increased production from Bayu-Undan.

Quarterly condensate sales volumes of 1.0 mmbbls were 3% lower due to the timing of liftings.

Condensate sales revenue of $94.1 million was 26% higher than Q2 2005.

The realised condensate price increased by 30% to A$89.95 (US$67.24) per barrel from A$69.12 (US$53.22) in Q2 2005.

LPG

Quarterly LPG production of 76,400 tonnes was 13% higher than Q2 2005 due to increased production from Bayu-Undan.

LPG sales volumes increased to 77,400 tonnes from 41,300 tonnes previously due the timing of liftings. Sales revenue increased by 105% to $48.8 million from $23.8 million in Q2 2005.

The realised LPG price increased by 9% to $630.30 per tonne compared with $577.27 previously.

Crude Oil
Oil production of 3.06 mmbbl was 5% lower than Q1 2006. This was predominantly due to downtime at Mutineer-Exeter associated with drilling and completing the Mutineer-12 development well, together with natural field decline.

Quarterly oil sales volumes of 3.12 mmbbl were 9% higher than Q1 2006 reflecting the timing of liftings. Crude was overlifted by approximately 0.1 mmbbl during the quarter, compared to 0.4 mmbbl underlifted for Q1 2006.

Oil sales revenue increased by 17% to $296.6 million for the quarter. The average realised oil price was A$95.07 (US$71.08) per barrel, 7% higher than the Q1 2006 average of A$89.06 (US$65.85).

Production by Area

Cooper Basin
Sales gas and ethane production decreased by 13% to 27.0 PJ compared with 31.1 PJ in Q2 2005, reflecting Moomba CO_2 train shutdowns for maintenance, and natural field decline.

In line with the reduced gas throughput, condensate production of 0.42 mmbbl was down 16% and LPG production of 48,200 tonnes was down by 12%.

Crude oil production during Q2 2006 of 0.84 mmbbl was marginally higher than Q1 2006 reflecting the impact of the active capital investment program which has largely reversed natural field decline. Further discussion in relation to the Cooper Oil Project is included in Section 2.3 of this report.

Surat Basin/Bowen Basin/Denison Trough
Quarterly sales gas production increased by 39% to 7.1 PJ from 5.1 PJ in Q2 2005 due to the inclusion of net production from the Fairview field from July 2005.

Amadeus Basin
Sales gas production decreased by 10% to 2.7 PJ compared with 3.0 PJ in Q2 2005.

Otway Basin/Gippsland Basin
Sales gas production increased by 90% to 7.6 PJ from 4.0 PJ in Q2 2005 due to the start-up of production from the Casino field in Q1 2006.

Carnarvon Basin
Carnarvon Basin gas production increased to 7.5 PJ compared with zero in Q2 2005, reflecting the start-up of the John Brookes field in September 2005.

Condensate production increased to 0.08 mmbbl in line with John Brookes gas production.

Net oil production from Santos' Carnarvon Basin assets decreased by 10% to 1.97 mmbbl from 2.18 mmbbl in Q1 2006.

Net production from Mutineer-Exeter decreased by 22% to 0.90 mmbbls compared with Q1 2006 at an average gross production rate of approximately 29,000 barrels per day.

Approximately 8 days of production was deferred due to cyclone activity during April. The Mutineer-12 development well was successfully drilled and brought on line on 20 June 2006, significantly increasing production late in the quarter. Two further development wells (Exeter-7 and 8) are currently drilling.

At the end of the quarter, Mutineer-Exeter production was averaging approximately 55,000 barrels per day gross.

Stag oil production increased by 8% compared with Q1 2006 to 0.74 mmbbl due to increased uptime and improved field performance.

Legendre oil production was down by 36% to 0.07 mmbbl from 0.11 mmbbl in Q1 2006 due to natural field decline and a planned maintenance shutdown from mid May to mid June 2006.

Barrow Island and Thevenard Island oil production increased by 3% and 36% to 0.16 and 0.10 mmbbls respectively compared to Q1 2006 reflecting increased uptime during the quarter.

Timor Sea
Crude oil production from the Timor Sea fields increased from 0.06 mmbbl to 0.09 mmbbl.

Bonaparte Basin
The Darwin LNG facility completed commissioning during the quarter and production levels were ahead of expectations during the initial ramp-up period.

Net LNG production during Q2 2006 was 64,600 tonnes (3.54 PJ) and net sales were 64,400 tonnes (3.53 PJ).

Bayu-Undan condensate production of 0.64 mmbbl was 100% higher than Q2 2005, due to the planned statutory shutdown which occurred during Q2 2005.

Similarly, Bayu-Undan LPG production of 28,200 tonnes increased by over 120% from 12,700 tonnes in Q2 2005.

Indonesia
Sales gas production from Brantas and Kakap was 1.2 PJ, down from 1.3 PJ in Q2 2005.

Indonesian crude oil production decreased marginally to 0.03 mmbbl.

Papua New Guinea
Oil production at SE Gobe decreased marginally to 0.07 mmbbl.

United States
Sales gas production decreased by 43% to 1.7 PJ from 3.0 PJ in Q2 2005 due to natural field decline.

2. CAPITAL EXPENDITURE

Total capital expenditure is summarised in the table below:

Capital Expenditure Summary ($ million)	Quarter Ended			YTD		Full Year
	Q2 2006	Q2 2005	Q1 2006	Q2 2006	Q2 2005	2005
Exploration						
Capitalised	37.3	8.5	1.0	38.3	25.2	36.7
Expensed	37.0	28.1	32.0	69.0	53.3	150.3
Delineation						
Capitalised	39.2	14.5	23.0	62.2	24.6	50.6
Expensed	22.9	9.6	7.0	29.9	19.3	47.0
Development	151.7	183.8	146.1	297.8	340.4	674.5
Total Capital Expenditure	288.1	244.5	209.1	497.2	462.8	959.1

2.1 EXPLORATION ACTIVITY

Exploration expenditure was $74.3 million in Q2 2006.

Wildcat drilling activity during the second quarter is shown in the table below:

Well	Basin	Target	Licence	Santos Interest (%)	Well Status
Kincaid-1	GOM - onshore	Gas	Blackhorse Prospect, Tyler County Texas	100	P&A
KMF 228-1	GOM - onshore	Gas	Kenedy Deep Prospect, Kenedy County Texas	55	Temporarily abandoned
GA175-S Unit #2	GOM - offshore	Gas	Bobcat A Prospect, Texas State Waters	100	P&A
Dukuh-1	East Java	Oil & Gas	Sampang PSC, East Java	40.5	P&A
Herbras-1	East Java	Oil	Sampang PSC, East Java	40.5	P&A
Evans Shoal South-1	Bonaparte	Gas	NT/P 48, Northern Bonaparte	40	Gas discovery (subsequent to the end of the quarter)
Amulet-1 [1]	Carnarvon	Oil	WA 8 L, Carnarvon Basin	37.37	P&A, oil discovery
Emu Apple-1	Surat	Oil	ATP 470P Redcap Block	10	C&S, oil discovery
Ooline-1	Surat	Oil	ATP 470P Redcap Block	10	P&A
Dua-4X	Vietnam	Oil	Block 12E	37.5	Drilling side-track, oil and gas discovery
Abydos-1	Egypt	Oil	Onshore Gulf of Suez, Nth Zeit Bay concession	50	C&S, tested gas
Banjar Panji-1	East Java	Oil & Gas	Brantas PSC, East Java	18	Well control incident

Note [1] Santos did not initially participate in the Amulet-1 discovery, but subsequently re-entered the appraisal phase.

Kincaid-1 onshore Tyler County, Texas was spudded on 15 December 2005 and drilled to a total depth of 5,593 metres. Log evaluation found the primary Woodbine target interval gas bearing and the well was cased hole tested and subsequently abandoned as commercial rates and volumes could not be established.

KMF 228-1, onshore Kenedy County, Texas was spudded on 3 April 2006 and drilled to a total depth of 5,547 metres. The primary Frio sand target was encountered but tested wet by wire line formation tester. Shallower secondary targets, although potentially gas bearing, are currently considered non-commercial. On June 30th the rig was released and the well temporarily abandoned.

GA 175-S Unit #2, offshore Texas state waters, was spudded on 3 May 2006 and drilled to a total depth of 3,482 metres. The target Frio reservoir sands were encountered high to prognosis. The well was plugged and abandoned, but studies are continuing on the greater Shipwreck field area rejuvenation potential.

Dukuh-1 spudded on 6 April 2006 in the Sampang PSC, offshore East Java. The well was targeted to evaluate potential sandstone reservoirs in the Plio-Pleistocene section and drilled to 2,685 metres. Minor gas shows were encountered and the well was plugged and abandoned on 21 May 2006.

Herbras-1 was spudded on 24 May 2006 in the Sampang PSC, offshore East Java. The well was targeted to evaluate potential sandstone reservoirs in the Upper and Middle Miocene section and drilled to 2,515 metres. Minor gas shows were encountered and the well was plugged and abandoned on 23 June 2006.

Evans Shoal South-1 within the Northern Bonaparte Gas Province (NT/P48) was spudded on 27 May 2006. Subsequent to the end of the quarter, the well reached a total depth of 4,097 metres and encountered hydrocarbons in both the primary and secondary objectives. The well was not drilled to the planned total depth of 4,225 metres due to poor hole conditions, and has now been plugged and abandoned as programmed.

Amulet-1 offshore Dampier Basin in WA 8-L was spudded on 24 May 2006 with a planned total depth of 2,060 metres. The well encountered a 26 metre oil column in the middle Jurassic Calypso aged sand. Having initially elected not to participate, Santos re-entered the project at this stage. A by pass core hole and two side-track wells were drilled to appraise the discovery. The well was plugged and abandoned as programmed on 21 June 2006.

Emu Apple-1 in the Surat Basin was spudded on 5 June 2006 with a target depth of 1,411 metres. The well was cased and suspended as a new pool oil discovery after intersecting oil pay in the primary objective Boxvale Sandstone.

Ooline-1 in the Surat Basin was spudded on 18 June 2006 with a target depth of 1,446 metres. The well was plugged and abandoned after intersecting wet sands in the primary objective Boxvale Sandstone.

Dua-4X was spudded on 1 May 2006 in the Nam Con Som Basin in Vietnam. The well intersected hydrocarbons and a sidetrack (Dua-4X ST1) was drilled to provide further information. Wireline evaluation of both Dua-4X and Dua-4X ST1 was completed with core samples and well pressure data acquired. As planned, no drill stem test was performed. A second sidetrack Dua-4X ST2 is currently being drilled to evaluate the southern fault block of the Dua structure.

Abydos-1 was spudded on 20 March 2006 with a target depth of 1,266 metres. The well encountered two gas and condensate bearing sandstones in the primary Kareem target and consequently was deepened to test for additional sandstone development. The well reached a total depth of 2,013 metres subsea with rig release on 20 May 2006.

Banjar Panji-1 Incident

As outlined in ASX releases dated 27 June, 30 June 2006 and 21 July 2006, Santos has an 18% interest in the Banjar Panji-1 well located in the Brantas PSC near Surabaya on the Indonesian island of Java. The well is operated by Lapindo Brantas Inc.

On 29 May 2006, a well control incident occurred which has resulted in an uncontrolled flow of mud and water to the surface from a series of nearby vents.

Santos continues to provide support to the Operator, whose immediate focus is to protect the safety and well-being of those in the local community affected by the mud, stop the mud flow and minimise the impact on the environment.

Seismic Activity

Seismic activity during the second quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km^2	Status
ATP-299P	Tarbat-Ipundu, Eromanga Basin	3D Land	38	Complete
WA-26-L, WA-27-L, WA-191-P	Mutineer-Exeter, Carnarvon Basin	3D Marine	215	Ongoing
NT/P-48	Evans Shoal, Bonaparte Basin	3D Marine	960	Ongoing (Phase 1 complete subsequent to the end of the quarter)
T32	Sorell Basin	2D Marine	801	Complete
T33	Sorell Basin	2D Marine	500	Complete
T40	Sorell Basin	2D Marine	884	Complete

Forward Exploration Drilling Schedule

The current indicative drilling schedule for the remainder of 2006, together with a number of wells planned for 2006, but which have been delayed to 2007, is set out in the table below:

Well/Prospect	Basin/Area	Target	Indicative Prospect Upside Resource Potential (mmboe) Unrisked				Santos % Interest	Quarter Drilling Expected to Commence
			0-50	50-100	100-250	>250		
Galloway	Offshore Gippsland	Oil	✓				37.5	Q3 06
Glenaire	Onshore Otway	Gas	✓				30	Q3 06
Barossa	Bonaparte	Gas				✓	40	Q3 06
Python	Cooper	Gas	✓				61	Q3 06
Blackbird	Vietnam	Oil		✓			37.5	Q3 06
Madi 1 (formally Merpati 1)	East Java	Oil	✓				67.5	Q3 06
Semangka	East Java	Oil/Gas			✓		67.5	Q3 06
Bricklanding	Barrow	Oil		✓			44	Q4 06
Jaguar A	Gulf of Mexico	Gas	✓				75	Q4 06
Thunder 2	Gulf of Mexico	Gas	✓				60	Q4 06
Warden	Gulf of Suez	Oil		✓			50	Q4 06
Lepard	Cooper	Oil/Gas	✓				61	Q4 06
Fletcher	Dampier	Oil		✓			33	2007
Hiu Aman Selatan	Kutei	Gas		✓			50	2007
Kutei (A)	Kutei	Gas/Oil			✓		20	2007
Kutei (B)	Kutei	Gas/Oil		✓			50	2007
Nubia	Gulf of Suez	Oil	✓				50	2007
Cougar L	Gulf of Mexico	Gas		✓			100	2007
Netherby 1	Offshore Otway	Gas	✓				50	2007
Mosaic 1	Bowen	Gas	✓				51	2007
Montegue	Cooper	Gas	✓				61	2007

The exploration portfolio is constantly being optimised therefore the above program may vary as a results of drilling outcomes, new prospects maturing and rig availability.

2.2 Delineation Activity

Total delineation expenditure in Q2 2006 was $62.1 million, of which near field exploration and exploration appraisal expenditure was $46.3 million and development appraisal expenditure was $15.8 million.

The table below details the delineation wells drilled during the second quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Mulberry 10A	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry 12	Cooper/Eromanga - QLD	Oil	89	C&S, water injector
Mulberry 13	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry 14	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry 15	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry 16	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mulberry 17	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour 5	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour 8	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Endeavour 11	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Mimosa 1	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Chancett 1	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Gimboola 2	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Gimboola 3	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Gimboola 4	Cooper/Eromanga - QLD	Oil	89	P&A
Huckleberry 1	Cooper/Eromanga - QLD	Oil	89	P&A
Classic 1	Cooper/Eromanga - QLD	Oil	89	P&A
Raven 4	Cooper/Eromanga - SA	Gas	66.6	Drilling
Frostillicus 1	Cooper/Eromanga - SA	Oil	100	C&S, successful oil
Hoek 1	Cooper/Eromanga - SA	Oil	100	Drilling
Stimpson Jay 1	Cooper/Eromanga - SA	Oil	100	C&S, successful oil
Gnu 1	Carnarvon Basin	Gas	45	Drilling
Jeruk 3	South-East Asia	Oil	40.5	Drilling
Lukah 1X	South-East Asia	Oil	9	C&C, successful gas
Dua 4X ST1	South-East Asia	Oil	37.5	Drilling
Coxon Creek 3	Surat Basin	CSG	85	C&C, successful gas
Coxon Creek 4	Surat Basin	CSG	85	C&C, successful gas
Coxon Creek 5	Surat Basin	CSG	100	C&C, successful gas
Prospect Company et al #1	GOM - onshore	Gas	20.8	P&A
Coquat 1	GOM - onshore	Gas	20.0	P&A

On 14 July 2006, Santos issued an ASX release outlining the progress on the Jeruk-3 appraisal well. The well initially tested oil from the top of the reservoir, but subsequent results indicated that the oil water contact was higher than expected. This has reduced the most likely contingent resource to less than the 170 mmbbl previously provided to the market in January 2005. Jeruk is a complex reservoir and further appraisal will be required to determine whether a common oil water contact exists across the structure.

2.3 Development Activity

Development expenditure during the second quarter was $151.7 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Mudera 8	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Mudera 9	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Mudera 10	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Mudera 11	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Burke 8	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Fly Lake 18	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Fly Lake 19	Cooper/Eromanga - SA	Oil & Gas	66.6	C&S, successful oil & gas
Della 25	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Fly Lake 20	Cooper/Eromanga - SA	Oil & Gas	66.6	C&S, successful oil & gas
Moolion 4	Cooper/Eromanga - SA	Gas	72.3	C&S, successful gas
Marabooka 12	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Brumby 12	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Gimboola 5	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Gimboola 7	Cooper/Eromanga - QLD	Oil	89	P&A
Mulberry 11	Cooper/Eromanga - QLD	Oil	89	C&S, successful oil
Wunut 19	East Java Basin	Gas	18	C&C successful oil
SE Gobe 14	PNG	Gas	9.39	Drilling
Mutineer 12	Carnarvon Basin	Oil	33.39	C&C, successful oil
Exeter 7	Carnarvon Basin	Oil	33.39	Drilling
Fairview 70	Bowen Basin	CSG	75.25	C&C successful gas
Fairview 60	Bowen Basin	CSG	75.25	C&C successful gas
Fairview 69	Bowen Basin	CSG	75.25	C&C, successful gas
Fairview 105	Bowen Basin	CSG	75.25	C&C successful gas
Fairview 103	Bowen Basin	CSG	75.25	C&C, successful gas
Scotia 32	Bowen Basin	CSG	100	C&C successful gas
HC Drew 2	GOM - onshore	Oil	18.8	Producing oil well
Premiere 5-31	USA – Rocky Mountains	Gas	100.0	P&A

The status of the development projects which were in progress during the quarter is as follows.

Maleo (Santos 67.5%, operator)

The Maleo project was approximately 92% complete at the end of the second quarter. The Maleo spur line has been laid and hydrotested and the East Java Gas Pipeline hot-tap completed. The Mobile Offshore Production Unit (MOPU) has reached mechanical completion and has commenced the dry tow to site.

The project remains on schedule for first gas in Q3 2006.

Oyong (Santos 40.5%, operator)

The oil development phase (Oyong Phase I) was approximately 95% complete at the end of the second quarter. All development drilling has been completed. The platform structure has been successfully installed and conversion of the floating storage and offtake vessel has been completed, with the vessel anchored in the field.

However, after delays due to contracting issues, the production barge procurement is currently being re-tendered, with award expected by the end of Q3 2006. As a result of these delays, the anticipated first oil date is now Q2 2007.

The gas development phase (Oyong Phase II) has commenced FEED. First gas deliveries are now expected during the second half of 2008.

Cooper Oil Project (Santos 60%-100%, operator)

Drilling activity associated with the Cooper Oil Project increased during the quarter with the second and third new generation rigs becoming operational. By the end of June, four rigs were drilling for oil in the Cooper Basin.

Results to date have been encouraging with an overall success rate of 86% for the 29 oil wells drilled in the first half.

The drilling performance has been consistently improving, with a spud to spud duration of less than 6 days achieved for the first of the latest generation rigs.

Across the Cooper Basin, a total of 13 oil wells have been brought on line during the first half of 2006, including six wells during June.

The 2006 programme to date has been mainly focused on near field exploration and delineation wells in existing South West Queensland fields such as Mulberry and Endeavour where field limits have been extended. Furthermore, five new field discoveries have been made across the Basin.

Waterflooding to enhance recovery has commenced in the Mulberry field, and positive results have been observed within the first month of operation.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter:

- Santos acquired a further 2% working interest in the Fairview CSG field from a US based party for US$13.5 million.
- Santos acquired the Roma Joint Venture interests held by Sunshine Gas Ltd for consideration of A$10 million, which delivered Santos 100% ownership of the majority of the Roma tenements.

Subsequent to the end of the quarter, Santos announced it had reached agreement on the terms of a $474 million acquisition of Delhi Petroleum Pty Limited (Delhi), to increase its stake in the Cooper Basin oil and gas fields.

The acquisition includes Santos buying all of the equity in the Delhi Group of Companies and the transfer to Santos of the associated ASX-listed Floating Interest Energy LinkeD Securities (FIELDS) issued by the Australian Onshore Energy Fund (AOEF), via a creditors scheme of arrangement.

Subject to the receipt of approval of the FIELDS noteholders at a scheme meeting, court approval and the satisfaction or waiver of a number of other usual conditions, the transaction is expected to complete in October 2006.

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

28 July 2006

Delhi Transaction Update

Santos refers to its ASX/media release dated 17 July 2006 relating to its agreement on the terms of acquisition of Delhi Petroleum Pty Ltd (Delhi Transaction).

Further to this announcement, the following has occurred:

a) Westpac Resources and Infrastructure Pty Ltd (WRIPL) informed Santos that it had received an unsolicited offer in relation to the Delhi Transaction from a third party and that it was evaluating that offer;

b) Westpac Funds Management Limited (WFML) as responsible entity of the Australian Onshore Energy Fund informed Santos that it had received an unsolicited offer in relation to the Delhi Transaction and that it was evaluating that offer;

Subsequently, by letter on 25 July 2006, WRIPL informed Santos that:

c) In WRIPL's reasonable opinion, the unsolicited offer referred to in the second paragraph above will be of greater value to the holders of Floated Interest Energy LinkeD Securities than $83.25 per FIELDS; and

d) WRIPL will commence discussion or negotiations in respect of the unsolicited offer.

No notification has been received by Santos from WFML in relation to the unsolicited offer referred to in paragraphs c) and d) above.

Santos is not aware of any further details in relation to the above, including the nature of the unsolicited offer, or the identity of the party making the unsolicited offer.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Friday, 28 July 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	28

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released by the Australian Stock Exchange –

1. Issue of Convertible Notes and Conversion of 1 Convertible Note into shares together with Appendix 3B - New issue announcement, application for quotation of additional securities and agreement, dated 14 July, 2006.
2. Conversion of 2 Convertible Notes into shares together with Appendix 3B - New issue announcement, application for quotation of additional securities and agreement, dated 18 July, 2006.
3. Form 605 - Notice of ceasing to be a substantial holder – P Kahn, dated 24 July, 2006.
4. Appendix 3B - New issue announcement, application for quotation of additional securities and agreement, dated 26 July, 2006.

Yours sincerely
Irene Thompson

Irene Thompson

for
Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

BresaGen

ASX Release: 14 July 2006

Issue of Convertible Notes and Conversion of 1 Convertible Note into shares.

As advised to the market on the 7 July 2006 BresaGen had reached agreement to issue 6 $100,000 convertible notes during July.

Funds for 1 note were received on 7 July 2006. Funds for an additional 4 notes have now also been received.

Funds from the remaining convertible note are expected to be received prior to the end of the month.

These convertible notes have been issued from the CBio Limited Convertible Note Facility.

After the issue of the 6 Notes the CBio Limited facility will have 9 $100,000 Convertible Notes remaining. In addition there continues to be a 7 $100,000 Convertible Note facility with ATIF Limited.

These notes convert at the higher of a 20% discount to the 90 day Volume Weighted Average Price or 5 cents.

We also wish to advise the market that one convertible note holder has advised the company they wish to convert their note into shares. The 90 day Volume Weighted Average Price of this conversion is 6.904 cents per share.

The appendix 3b follows.

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Notes and Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4 $100,000 Convertible Note 1,448,436 shares on conversion of 1 Note
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The note converts to shares at the note holders option. The notes must be redeemed or converted prior to 10 October 2009. The conversion price of the note is the higher of 20% discount to the 90 day volume weighted average price or 5 cents In relation to the conversion of a note the conversion price is the 90 day volume weighted average price which is 6.904cents per share

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$100,000 – Convertible Note 6.904 cents per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund operating working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144,164,993	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer attachment 1 4	Options $100,000 convertible note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

ASX/Media Release

Santos

Media enquiries
Christian Bennett
+61 8 8218 5155 / +61 (0) 400 686 106
christian.bennett@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

24 July 2006

Gas encountered at Evans Shoal South

Santos reported today that the Evans Shoal South-1 exploration well reached a total depth of 4,097 metres and encountered hydrocarbons in both the primary and secondary objectives. No hydrocarbons were recovered to surface.

The well was not drilled to the planned total depth of 4,225 metres due to poor hole conditions, and has now been plugged and abandoned as programmed.

Technical assessment will continue, to better understand the significance of the well results.

The rig will has been moved into the adjacent permit to drill the Barossa-1 exploration well in NT/P69, to be immediately followed by the Caldita-2 appraisal well in NT/P61.

Evans Shoal South is located in permit NT/P48, 278 kilometres northwest of Darwin and 17 kilometres south of the existing Evans Shoal gas resource, in water depths of approximately 100 metres.

The participants in NT/P48 are:

Santos Offshore Pty Ltd Limited (Operator)	40%
Shell Development (Australia) Pty. Ltd.	50%
Osaka Gas Australia Pty Ltd.	10%

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

Evans Shoal South 1


Timor
Indonesia
NT/P69
NT/P48
Evans Shoal
Barossa 1
Evans Shoal South 1
Caldita 2
Joint Petroleum Development Area
NT/P61
Kakatua
Elang
JPDA 03-12
Bayu-Undan
Bathurst Is.
Melville Is.
Australia
Darwin
LNG Facility
Indian Ocean
WA-6-R
NT/RL1
Petrel
WA-18-P
Tern
WA-27-R
Northern Territory
Western Australia
NT/P67
0
100
kilometres

Legend

- Santos acreage
- Oil Field
- Gas Field
- Gas Pipeline



KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Lubin, 20 July 2006
NI/ 97 /2006

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Database verification

Dear Sir/Madam,
Please find below the current list of contact persons for KGHM Polska Miedź S.A.:

Primary Point of Contact:
Mr. Leszek Mierzwa
Executive Director for Equity Supervision and Investor Relations
Tel: +48 76 7478 130
Fax: +48 76 7478 139

Management Board:

President of the Management Board:
Mr. Krzysztof Skóra
tel: +48 76 7478 212
fax: +48 76 7478 505

Vice Presidents of the Management Board:
Mr. Maksymilian Bylicki
Mr. Marek Fusiński
Mr. Stanisław Kot
Mr. Ireneusz Reszczyński

Preferred mailing address to all persons listed above:
KGHM Polska Miedź S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin
Poland

Sincerely,

WICEPREZES ZARZĄDU
Marek Fusiński

PREZES ZARZĄDU
Krzysztof Skóra